Exhibit 23.3

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8) of PBF Energy Inc. pertaining to the PBF Energy Inc. 2012 Equity Incentive Plan of our report dated September 12, 2011, with respect to the statement of assets acquired and liabilities assumed of the Toledo Refinery as of December 31, 2010 and the related statements of revenues and direct expenses for each of the two years in the period ended December 31, 2010, included in PBF Energy Inc.’s Registration Statement (Form S-1 No. 333-177933) and related Prospectus, as amended, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

January 11, 2013